UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on April 24, 2014 that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submitted the following information:

Name:	TCW Direct Lending LLC
Address of Principal Business Office:	865 S. Figueroa Street Los Angeles, California 90017
Telephone Number:	(213) 244-0000
Name and Address of Agent For Service of Process:	Meredith Jackson, Esq. Executive Vice President and General Counsel The TCW Group, Inc. 865 S. Figueroa Street Los Angeles, California 90017

This Amendment No. 1 to the Company’s Form N-6F filed on April 24, 2014 is necessary because of delays in the commencement of the Company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The Company would be excluded from the definition of an investment company by Section 3(c)(1) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the 1940 Act pursuant to Section 54(a) of the 1940 Act to be duly executed on its behalf in the City of Los Angeles and the State of California on the 25th day of July, 2014.

TCW Direct Lending LLC
By:	/s/ Meredith Jackson
Name:	Meredith Jackson, Esq.
Title:	Chief Compliance Officer